CM

06004753

SECU[RITIES AND EXCHANGE COMMI]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southeastern Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57th Court, Suite 420
(No. and Street)

South Miami, (City) Florida (State) 33143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenfeld, Spritzer, Shechter & Sheer, CPA's
(Name – *if individual, state last, first, middle name*)

2525 Ponce De Leon Blvd., 5th Floor (Address) Coral Gables, (City) Florida (State) 33134 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/28/06

OATH OR AFFIRMATION

I, Ted Benghiat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeastern Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF FLORIDA
C. E. Rivera
My Commission DD224872
Expires September 11, 2007

C. E. Rivera
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEASTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORTS

FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

FINANCIAL STATEMENTS

bss&s | Berenfeld, Spritzer, Shechter & Sheer
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS | www.bsss-cpa.com

INDEPENDENT AUDITORS' REPORT

To the President
Southeastern Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Southeastern Securities, Inc. as of December 31, 2005 and the related statements of income and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Securities, Inc. as of December 31, 2005 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BERENFELD, SPRITZER, SHECHTER & SHEER

February 3, 2006

2525 Ponce de Leon Boulevard • Fifth Floor • Coral Gables, Florida 33134 • Phone: 305.274.4600 • Fax: 305.274.4601
1551 Sawgrass Corporate Parkway • Suite 130 Sunrise, Florida 33323 • Phone: 954.370.2727 • Fax: 954.370.2776 • Miami: 305.556.7600

SOUTHEASTERN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS:

Cash and cash equivalents	$	11,430
Deposits with clearing organizations		310,883
Commissions receivable		5,264
Prepaid expenses		2,545
Securities owned:		
Marketable, at fair value		10,526
Not readily marketable, at estimated fair value		3,300
TOTAL ASSETS	$	343,948

LIABILITIES AND STOCKHOLDER'S EQUITY:

LIABILITIES:

Accounts payable and accrued expenses	$	10,987
Commissions payable		701
Due to related party		24,000
Related party note payable		243,304
Total Liabilities		278,992

STOCKHOLDER'S EQUITY:

Common stock, $ .10 par value, 1,000 shares authorized, issued and outstanding		100
Additional paid-in capital		77,133
Retained deficit		(12,277)
Total Stockholder's Equity		64,956
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	343,948

The accompanying notes are an integral part of these financial statements.

SOUTHEASTERN SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 177,549
Interest	7,385
Other income	6,705
Total Revenues	191,639
EXPENSES:	
Administrative expenses	24,411
Commissions	89,338
Regulatory fees and expenses	14,160
Interest	17,821
Professional fees	44,108
Total Expenses	189,838
INCOME BEFORE UNREALIZED GAIN FROM INVESTMENT SECURITIES	1,801
UNREALIZED GAIN FROM INVESTMENT SECURITIES	716
NET INCOME	$ 2,517

The accompanying notes are an integral part of these financial statements.

SOUTHEASTERN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Deficit	Total
Balances at January 1, 2005	1,000	$ 100	$ 77,133	$ 15,206	$ 92,439
Net Income				2,517	2,517
Distributions				(30,000)	(30,000)
Balances at December 31, 2005	1,000	$ 100	$ 77,133	$ (12,277)	$ 64,956

The accompanying notes are an integral part of these financial statements.

SOUTHEASTERN SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME	$	2,517
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gain) on marketable securities		(716)
(Increase) in deposits with clearing organization		(10,611)
(Increase) in prepaid expenses		(2,545)
(Increase) in commissions receivable		(5,264)
Increase in accounts payable and accrued expenses		4,688
(Decrease) in commissions payable		(8,495)
NET CASH (USED) BY OPERATING ACTIVITIES		(20,426)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions		(30,000)
Repayments on related party note payable		(23,306)
Increase in due to related party		24,000
NET CASH (USED) BY FINANCING ACTIVITIES		(29,306)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(49,732)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		61,162
CASH AND CASH EQUIVALENTS, END OF YEAR	$	11,430

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

During the year ended December 31, 2005, the Company paid interest of $17,821.

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2005, the Company did not enter into any non-cash transactions.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

Southeastern Securities, Inc. ("the Company") was incorporated in 1993 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company is engaged in the sale of fixed income securities, such as FDIC insured certificates of deposit, government securities, FNMA, and FHLMC. Southeastern Securities, Inc. operated pursuant to the exemptive provisions of Subparagraph (K)(2)(ii) of SEC Rule 15c3-3. Transactions with the public and others in these securities are cleared on a fully disclosed basis with Southwest Securities, Inc. ("Southwest") and North American Clearing, Inc. ("North American"), both clearing brokers or dealers. All funds received and disbursed in connection with these transactions flow directly between the Company's customer and the clearing broker or dealer acting as agent for the Company. The Company does not hold or have access to the securities or funds of its customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

SECURITIES TRANSACTIONS

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers cash on hand, demand deposits with banks, money market funds and all highly liquid instruments purchased with an original maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, deposits with clearing organizations, commissions receivable, securities owned, accounts payable and accrued expenses and commissions payable. Such instruments are carried at fair value or at amounts which approximate fair value. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains a cash investment balance in brokerage houses that are not FDIC insured in the amount of $319,384 at December 31, 2005. The balances in these accounts are insured up to $500,000 with a limit of $100,000 for cash by the Securities Investor Protection Corporation (SIPC). However, there are circumstances in which the SIPC will not provide protection. The funds in these accounts were invested in money market funds.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital based upon the activity of the Company in accordance with SEC Rule 15c3-1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirement constitutes otherwise. Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Uniform Net Capital Rule. At December 31, 2005, the Company had net capital in excess of $5,000 and was in compliance with the above-mentioned net capital requirement.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

INCOME TAXES

The Company with the consent of its shareholder has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation is taxed on his proportionate share of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal and state income taxes.

REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through Southwest Securities, Inc. and North American Clearing, Inc., both clearing broker-dealers.

NOTE 2 - SECURITIES OWNED

Marketable securities owned consisted of the following at December 31, 2005:

Shares	Description	Value
1,326	Saratoga Tech & Communications Fund	$10,526

Nonmarketable securities owned consisted of the following at December 31, 2005:

Shares	Description	Value
300	The NASDAQ Stock Market, Inc.	$3,300

This security is not readily marketable and cannot be publicly sold, and is therefore valued at fair value as determined by management. Management has determined that the security's fair value approximated cost of $3,300.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company's office space and personnel were provided by another entity wholly owned by the Company's stockholder. The management fees for the year ended December 31, 2005 totaled $24,000.

NOTE 4 - RELATED PARTY NOTE PAYABLE

On April 1, 2003, the Company executed a promissory note to the Company's sole stockholder. The note bears interest at 7% per annum, payable on a monthly basis. The principal balance is due and payable within 180 days after the stockholder provides written demand. As of December 31, 2005 the balance of the note was $243,304.

NOTE 5 - LITIGATION

The Company is the defendant in a legal action. The case was brought about by a financial services firm that allegedly defrauded investors of the type of securities they were purchasing. The financial services firm has brought action against numerous entities, including the Company, claiming that these entities assisted to perpetuate the scheme. Legal counsel has not formed an opinion as to the likelihood of an unfavorable outcome in this matter since it is neither "probable" nor "remote". The court has set the case for trial for May 2006. Management believes the claim is without merit and intends to defend itself vigorously.

SCHEDULE I

SOUTHEASTERN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL		
Total Stockholder's Equity	$	64,956
Deduct stockholder's equity not allowable for net capital		-
Total Stockholder's Equity Qualified for Net Capital		64,956
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable		3,300
Tentative Net Capital		61,656
Haircuts on Securities		1,579
NET CAPITAL	$	60,077
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	10,987
Commissions payable		701
Due to related party		24,000
Related party note payable		243,304
Total Aggregate Indebtedness	$	278,992
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required 6 2/3% of aggregate indebtedness	$	18,581
Minimum dollar net capital requirement		5,000
NET CAPITAL REQUIREMENT	$	18,581
EXCESS NET CAPITAL	$	41,496
EXCESS NET CAPITAL AT 1000%	$	32,178
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.64 to 1

See accountants' report.

SOUTHEASTERN SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

UNAUDITED NET CAPITAL REPORTED ON FOCUS REPORT	$	61,271
Adjustments:		
Correction of cash		4,094
Correction of other receivables		3,461
Adjustment to marketable securities		(92)
Adjustment to other assets		2,545
Correction of haircuts on other securities due to adjustment of marketable securities		14
Correction of accounts payable and accrued expenses		(10,535)
Adjustment to notes payable		(681)
AUDITED NET CAPITAL REPORTED HEREIN	$	60,077

See accountants' report.

SCHEDULE II
SOUTHEASTERN SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	-
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Other	-
Total debit items	-
Reserve computation:	
Excess of total debits over total credits	$ -
Required deposit	NONE

There were no differences between this computation for determination of reserve requirements and the corresponding computation prepared by Southeastern Securities, Inc. and included in its unaudited Part II Focus Report filing as of same date, which differences are considered to be material.

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

To the President
Southeastern Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Southeastern Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17-a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

2525 Ponce de Leon Boulevard • Fifth Floor • Coral Gables, Florida 33134 • Phone: 305.274.4600 • Fax: 305.274.4601
51 Sawgrass Corporate Parkway • Suite 130 Sunrise, Florida 33323 • Phone: 954.370.2727 • Fax: 954.370.2776 • Miami: 305.556.7600

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BERENFELD, SPRITZER, SHECHTER & SHEER

February 3, 2006

2525 Ponce de Leon Boulevard • Fifth Floor • Coral Gables, Florida 33134 • Phone: 305.274.4600 • Fax: 305.274.4601
51 Sawgrass Corporate Parkway • Suite 130 Sunrise, Florida 33323 • Phone: 954.370.2727 • Fax: 954.370.2776 • Miami: 305.556.7600